UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 13, 2009

Commission File Number: 000-27572

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

        On or about May 13, 2009, Lumenis Ltd. (“Lumenis” or the “Registrant”) distributed to its shareholders a notice and proxy statement concerning a Special General Meeting of Shareholders scheduled to be held on June 18, 2009 (the “Special Meeting”), at which the terms and conditions of an equity financing by Lumenis, in which LM Partners L.P. and Ofer Hi-Tech Investments Ltd., who are currently significant shareholders of the Company, together with any parties affiliated with any of them, will invest in the Company up to US$15 million and, potentially, new external investors, will invest up to an additional US$5 million under the same terms and conditions, will be considered for approval as required under the Israeli Companies Law – 1999. Copies of the notice and proxy statement are annexed hereto as Exhibit 99.1 and a copy of the proxy card distributed with said notice and proxy statement is annexed hereto as Exhibit 99.2; such documents are incorporated herein by reference.

        Lumenis has included in the aforementioned proxy statement selected, unaudited consolidated financial data for its fiscal year ended December 31, 2008, which is derived from Lumenis’ unaudited consolidated financial statements with respect to such fiscal year. Because such 2008 results are not yet audited, Lumenis’ actual, final audited results for 2008 may differ, and shareholders and potential investors are cautioned in relying on such unaudited information.

        The proxy statement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, the “Safe Harbor Provisions”). Such are statements that are not historical facts and include statements about the Registrant’s beliefs and expectations. Such statements contain potential risks and uncertainties, and actual results may differ significantly. Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions. Such statements appear in the proxy statement and include statements regarding the intent, belief or current expectation of the Registrant or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth in Item 3 (“Key Information”) under the caption “Risk Factors” in the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2007 (the “Cautionary Statements”). Any forward-looking statements contained in the proxy statement speak only as of the date thereof, and the Registrant cautions its shareholders and potential investors not to place undue reliance on such statements. Lumenis undertakes no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to Lumenis or to persons acting on its behalf are expressly qualified in their entirety by the Cautionary Statements.

        The information set forth in this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8, Registration No. 333-148460, and is to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1	Notice and Proxy Statement, dated May 13, 2009, regarding the Special General Meeting of Shareholders of the Registrant which is scheduled to be held on June 18, 2009.

Exhibit 99.2	Proxy Card being mailed to shareholders of the Registrant for use in connection with said Special General Meeting of Shareholders.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2009	Lumenis Ltd. By: /s/ William Weisel —————————————— William Weisel Vice President, General Counsel & Corporate Secretary